05011735

GUS

Ref: PGC/ltop/adr230905

23 September 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 04 2005
WASH, D.C. SECTION

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
9 SEPTEMBER 2005 to 23 SEPTEMBER 2005

COMPANIES HOUSE FILINGS		
12 September 2005	-	Lodging of Annual Return 2005
19 September 2005	-	Forms 88(2) re allotment of shares

82 S017

GUS

Ref: chcorres.pgc.rocar05

12 September 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

RECEIVED
OCT 0 4 2005
SEC MAIL PROCESSING SECTION WASH. D.C. 125

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

GUS plc
2005 Annual Return

Further to my letter of 5 September (copy attached for ease of reference) I now enclose the following in respect of the above company:-

- the Annual Return for 2005;
- a CD containing details of changes in the register of members for the year to 31 August 2005;
- a list of subsidiary companies as at 31 March 2005;
- a cheque for £30.00 made payable to Companies House.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House
— for the record —

Company Name
GUS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
146575
Information extracted from Companies House records on 6th August 2005

Section 1: Company details

Ref: 146575/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	One Stanhope Gate London W1K 1AF	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	~~Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA~~	Address N/A UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John David COOMBE This is a service address for the beneficiary of a Confidentiality Order. **Address** C/O ~~Gus Plc~~ One Stanhope Gate London E1~~K 1A~~F **Date of birth** 17/03/1945 **Nationality** British **Occupation** Director	Name ☑ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address c/o GUS plc W1K 1AF UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date John David COOMBE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Terence DUDDY **Address** Langsmead Mill Lane Gerrards Cross Buckinghamshire SL9 8AX **Date of birth** 07/04/1956 **Nationality** British **Occupation** Chief Executive	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Terence DUDDY ceased to be director (if applicable) __ / __ / ____

Company Number - 146575

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** The Honorable Frank Neil NEWMAN **Address** ~~Trump World Tower; 845 United Plaza; Ph 86A; New York Ny 10017 Usa~~ **Date of birth** 20/04/1942 **Nationality** American **Occupation** Investments	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 51/F BRANKSOME CREST 3A TREGUNTER PATH, MID-LEVEL, HONG KONG UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date The Honorable Frank Neil NEWMAN ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Wilfred PEACE **Address** Caunton Manor Manor Road Caunton Newark Nottinghamshire NG23 6AD **Date of birth** 02/03/1949 **Nationality** British **Occupation** Chief Executive	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date John Wilfred PEACE ceased to be director (if applicable) __/__/____

Company Number - 146575

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Oliver Henry James STOCKEN **Address** 25C Marryat Road London SW19 5BB **Date of birth** 22/12/1941 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Oliver Henry James STOCKEN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Alan TYLER **Address** 6 Ernie Road Wimbledon London SW20 0HJ **Date of birth** 23/01/1953 **Nationality** British **Occupation** Management Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date David Alan TYLER ceased to be director (if applicable) __ / __ / ____

Company Number - 146575

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 146575

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature]
(Director / Secretary)

Date 12/09/2005

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *31/8/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☑ If you wish to change your next return to a date earlier than **31st August 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: PAUL COOPER

Telephone number *inc code*: 0870 836 4064

Address: GUS PLC, THE WORKS, 5 UNION STREET MANCHESTER

DX number *if applicable*

DX exchange

Postcode M12 4JD

GUS plc
(Registered number: 146575)

FULL LIST OF SUBSIDIARY COMPANIES
(WITH REGISTERED NUMBERS OR EQUIVALENT)
AT 31 MARCH 2005
FOR 2005 ANNUAL RETURN

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Automobile Loan Finance (No. 1) Ltd (3707188)	Ordinary shares		Quasi
Automobile Receivables Transaction (No. 1) plc (3734973)	Ordinary shares		Quasi
British Mail Order Corporation Ltd (530658)	Ordinary shares	100	
Burberry Group plc (3458224)	Ordinary shares		66
(subsidiary of GUS Holdings Ltd)	Preference shares		100
Burberry (No. 1) Unlimited (4452028)	Ordinary shares		66
Burberry (No. 2) Unlimited (4519710)	Ordinary shares		66
Burberry (No. 3) Unlimited (4638372)	Ordinary shares		66
Burberry (No. 4) Unlimited (4950358)	Ordinary shares		66
Burberry (No. 5) Unlimited (4950359)	Ordinary shares		66
Burberry (No. 6) Unlimited (4950360)	Ordinary shares		66
Burberry (No. 7) Unlimited (4954403)	Ordinary shares		66
Burberry (No. 8) Unlimited (5376087)	Ordinary shares		66
Burberry (Espana) Holdings Ltd (5265289)	Ordinary shares		66
Burberry Finance Ltd (5376087)	Ordinary shares		66
Burberry Haymarket Ltd (4868493)	Ordinary shares		66
	Redeemable preference shares		66
Burberry Holdings Ltd (4251948)	Ordinary shares		66
Burberry International Holdings Ltd (4251867)	Ordinary shares		66
Burberry Italy Retail Ltd (4362786)	Ordinary shares		66
Burberry Ltd (162636)	Ordinary shares		66
Burberry London Ltd (4251951)	Ordinary shares		66
Burberry Luxembourg Holdings Ltd (4458720)	Ordinary shares		66
Burberry New York Ltd (4332223)	Ordinary shares		66
Burberry Spain UK Ltd (4868448)	Ordinary shares		66
Burberry (UK) Ltd (4288292)	Ordinary shares		66
Burberry Wholesale Ltd (4332228)	Ordinary shares		66
Burberrys Ltd (230931)	Ordinary shares		66
Hampstead UK Ltd (4771489)	Ordinary shares		66
The Scotch House Ltd (103819)	Ordinary shares		66
Thomas Burberry Holdings Ltd (3509143)	Ordinary shares		66
Thomas Burberry Ltd (4332226)	Ordinary shares		66
Woodrow-Universal Ltd (296252)	Ordinary shares		66
Worldwide Debt Collections Ltd (5075953)	Ordinary shares		66
The Challenge Cycle and Motor Company Ltd (111336)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Chatsworth Investments Ltd (3312226)	Ordinary shares	100	
GUS Property Investments Ltd (2522615)	Ordinary shares		100
Cussins Properties Ltd (650113)	Ordinary shares	100	
Christmas Hampers Limited (was Stanhope 2002 Ltd) (662977)	Ordinary shares		100
The Times Furnishing Co (Properties) Ltd (1120828)	Ordinary shares		100
Experian Holdings Ltd (3478895) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
CCN UK Ltd (4309372)	Ordinary shares of $1		100
CheetahMail UK Ltd (4580119)	Ordinary shares		100
ChoicePoint Ltd (3364666)	Ordinary shares		100
Construction Forecasting & Research Ltd (2699102)	Ordinary shares		100
Consumer Futures Ltd (4027561)	Ordinary shares		100
The Consumer Research Bureau Ltd (2778170)	Ordinary shares		100
EHI UK Ltd (4309400)	Ordinary shares of $1		100
EIS UK Ltd (4309390)	Ordinary shares of $1		100
Experian 2001 Ltd (4309355) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian 2003 Finance Ltd (4644608)	Ordinary shares		100
Experian Business Strategies Holdings Ltd (4009236)	Ordinary shares 10p		100
Experian Business Strategies Ltd (2225244)	Ordinary shares 10p		100
Experian Goad Ltd (1236235)	Ordinary shares		100
Experian Goad (Holdings) Ltd (1225576)	Ordinary shares		100
Experian Group Ltd (3720393)	Ordinary shares		100
Experian Intact Ltd (4134332)	A Ordinary shares		50.1
Experian International Ltd (3365159) (subsidiary of Experian Group Ltd)	Ordinary shares		100
Experian Ltd (653331) (subsidiary of Experian Group Ltd)	Ordinary shares		100
Experian US Holdings Ltd (3230379) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian US Ltd (3230394) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian NA Holdings Ltd (3458639)	Ordinary shares		100
Experian NA Ltd (3458435)	Ordinary shares		100
Experian-Scorex Russia Ltd (was Christmas Hampers Ltd (2359431)	Ordinary shares		100
FN Services Ltd (2008622)	A and B Ordinary shares		51
Geological Information Systems Ltd (2566224)	Ordinary shares		100
ICD Marketing Services Ltd (2652778)	Ordinary shares		100
ICD Ltd (1600571)	Ordinary shares		100
ISL Global Ltd (4436568)	Ordinary shares		100
Intermediary Systems Ltd (4153369)	Ordinary shares		100
MCL Software Ltd (1553073)	Ordinary shares		100
Motorfile Limited (3009493)	Ordinary shares		100
QAS Ltd (2582055)			100
QAS Systems Ltd (4094491)			100
Quick Address Ltd (3496831)			100

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Quick Address Systems Ltd (3209188)			100
Scorex (UK) Ltd (2686129)	Ordinary shares		100
Staniland Hall Associates Ltd (1089594)			100
Vehicle Mileage Check Ltd (2017153)	Ordinary shares		100
Finchfields Ltd (1935707)	Ordinary shares	100	
GUS 1998 Unlimited (3503354)	Ordinary shares		100
	Preference shares	100	
GUS 2000 Unlimited (3912497)	Ordinary shares		100
	Preference shares	100	
GUS 2000 UK Unlimited (3937425)	Ordinary shares		100
GUS 2000 Finance Ltd (4090149)	Ordinary shares	100	
GUS 2002 Unlimited (4418071)	Ordinary shares		100
GUS Holdings (2004) Ltd (5024243)	Ordinary shares	100	
GUS Catalogues Ltd (3479386) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
Argos Holdings plc (2454812)	Ordinary shares		100
GUS Financial Services Unlimited (5069910)	Ordinary shares	100	
GUS Finance Holdings Ltd (3458299) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
All Counties Insurance Company Ltd (833078)	Ordinary shares		100
GUS Export Corporation Ltd (387409)	Ordinary shares		100
Longlane Securities Ltd (1146103)	Ordinary shares		100
	6% Non Cum Pref shares		100
Whiteaway Laidlaw Bank Ltd (388466)	Ordinary shares		100
W L Insurance Services Ltd (1660916)	Ordinary shares		100
W L Investments Ltd (1162674)	Ordinary shares		100
Whiteaway Laidlaw Corporate Funding Ltd (833472)	Ordinary shares		100
Whiteaway Laidlaw (Overseas) Ltd (2462108)	Ordinary shares		100
G.U.S. Furniture Industries Ltd (1571985)	Ordinary shares	100	
GUS Holdings Ltd (3496850)	Ordinary shares	100	
Accolade Ltd (22528967)	Ordinary shares		100
ARG Card Services Ltd (4007072)	Ordinary shares		100
ARG Insurance Services Ltd (4109436)	Ordinary shares		100
ARG Personal Finance Ltd (2256123)	Ordinary shares		100
ARG Personal Loans Ltd (4271874)	Ordinary shares		100
Cliffrange plc (1967242)	Ordinary shares		100
Edward O'Brien Ltd (136509)	Ordinary shares		100
GUS 2001 Ltd (4136076)	Ordinary shares		100
GUS 2005 Ltd (5377461)	Ordinary shares		100
GUS Finance Luxembourg Ltd (4423672)	Ordinary shares		100

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
GUS Investments 2005 Ltd (5377457)	Ordinary shares		100
GUS NA Ltd (1088961)	Ordinary shares		100
G.U.S. Printers Ltd (2353260)	Ordinary shares		100
GUS Stationery Company Ltd (218145)	Ordinary shares		100
GUS (UK) Holdings Ltd (3978091	Ordinary shares		100
GUS US Ltd (3508869)	Ordinary shares		100
GUS US Holdings Ltd (3508947)	Ordinary shares		100
Hawkeye Financial Models Ltd (5197377)	Ordinary shares		100
Stanhope Finance Ltd (4288193)	A Ordinary shares		100
	B Ordinary shares		Nil
	Financing securities		100
Sleepyrest Ltd (1564371)	Ordinary shares		100
The Royal Exchange Company (Leeds) Ltd (2518523)	Ordinary shares		100
GUS Home Shopping Group Ltd (3458221) (subsidiary of Argos Holdings plc)	Ordinary shares		100
Argos Ltd (1081551) (subsidiary of GUS Home Shopping Group Ltd)	Ordinary shares		100
	Deferred shares		100
Argos Best Sellers Ltd (2001500)	Ordinary shares		100
Argos Business Solutions Ltd (3234511)	Ordinary shares		100
Argos Card Transactions Ltd (4229056)	Ordinary shares		100
Argos Direct Ltd (was Jungle Technology Ltd) (3824346)	Ordinary shares		100
Argos Pension Scheme Nominees Ltd (1190658)	Ordinary shares		100
Argos Retail Group Ltd (3871498)	Ordinary shares		100
Argos Superstores Ltd (1997674)	Ordinary shares		100
ARG Holdings (Asia) Limited (was G.U.S. Merchandise Corporation Ltd) (872776)	Ordinary shares		100
ARG Home Shopping Ltd (2004824)	Ordinary shares		100
ARG Services Ltd (2259503)	Ordinary shares		100
Brand Leaders Ltd (883052)	Ordinary shares		100
Clearance Bargains Ltd (3966365)	Ordinary shares		100
First Stop Stores Ltd (3061483)	Ordinary shares		100
Jungle.com Holdings Ltd (3929744)	Ordinary shares		100
Jungle.com Ltd (301793)	Ordinary shares		100
Jungle Online (3782113)	Ordinary shares		100
Premier Incentives Ltd (2183597)	Ordinary shares		100
Software Warehouse Holdings Ltd (3776853)	Ordinary shares		100
Software Warehouse Ltd (3929701)	Ordinary shares		100

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Homebase Group Ltd (4071533) (subsidiary of Argos Ltd)	A, B, C, D and E Ordinary shares		100
Beddington House (No. 4) Ltd (4117286)	Ordinary shares		100
Beddington House Holdings Ltd (3892468)	Ordinary shares		100
Fifthgrange Ltd (4071712)	Ordinary shares		100
Focal Point (Lighting) Ltd (1025570)	Ordinary shares		100
Home Charm Group Ltd (589383)	Ordinary shares		100
Home Charm Group Trustees Ltd (1915772)	Ordinary shares		100
Homebase Card Handling Services Ltd (4042509)	Ordinary shares		100
Homebase Direct Ltd (3953373)	Ordinary shares		100
Homebase Group (2000) Ltd (1460756)	A and B Ordinary shares		100
Homebase Holdings Ltd (3000032)	Ordinary shares		100
	Preference shares		100
Homebase Ltd (533033)	Ordinary shares		100
Homebase Spend & Save Ltd (4447084)	Ordinary shares		100
Home Charm Group Ltd (589383)	Ordinary shares		100
Home Charm Group Trustees Ltd (1915772)	Ordinary shares		100
Iconford Ltd (4071571)	Ordinary shares		100
MI Home Ltd (4463540)	Ordinary shares		100
Modern Interiors Ltd (4463535)	Ordinary shares		100
Motorbase Ltd (2461339)	Ordinary shares		100
Quickinstant Ltd (2309308)	Ordinary shares		100
Sandfords Ltd (456457)	Founder shares		100
	Ordinary shares		100
Texas Homecare Installation Services Ltd (1914339)	Ordinary shares		100
Texas Homecare Ltd (354748)	Ordinary shares		100
	Preference shares		100
Texas Installations Ltd (3039648)	Ordinary shares		100
Texas Services Ltd (1049148)	Ordinary shares		100
Trend Decor Ltd (788480)	Ordinary shares		100
GUS Home Shopping Ltd (964315)	Ordinary shares	100	
GUS International (3439686)	Ordinary shares		100
	Preference shares	100	
GUS Netherlands Unlimited (4186374)	Ordinary shares		100
GUS Overseas (1999) Unlimited (3715015)	Ordinary shares		100
	Preference shares	100	
GUS Overseas Retailing Ltd (348292) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
GUS Overseas Unlimited (3436011)	Ordinary shares		100
	Preference shares	100	
GUS Property Management Ltd (2277398)	Ordinary shares	100	
G.U.S. Travel Ltd (2259522)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
GUS Ventures Unlimited (3510185)	Ordinary shares		100
Hector Powe Ltd (347255))	Ordinary shares	100	
Hugh Wyllie Ltd (268617) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
Ambassador Leasing Ltd (1677464)	Ordinary shares		100
Faronman Ltd (2018183)	Ordinary shares		100
Fetchfield Leasing Ltd (2140590)	Ordinary shares		100
General Guarantee Corporation Ltd (501314)	Ordinary shares		100
General Guarantee Finance Ltd (1789944)	Ordinary shares		100
GGC Leasing Ltd (961045)	Ordinary shares		100
GGC Leasing (January) Ltd (2316032)	Ordinary shares		100
GGC Leasing (February) Ltd (2050303)	Ordinary shares		100
GGC Leasing (March) Ltd (1980927)	Ordinary shares		100
GGC Leasing (April) Ltd (2316111)	Ordinary shares		100
GGC Leasing (May) Ltd (2092077)	Ordinary shares		100
GGC Leasing (June) Ltd (1519894)	Ordinary shares		100
GGC Leasing (July) Ltd (2267147)	Ordinary shares		100
GGC Leasing (August) Ltd (2034595)	Ordinary shares		100
GGC Leasing (September) Ltd (1749586)	Ordinary shares		100
GGC Leasing (October) Ltd (2288821)	Ordinary shares		100
GGC Leasing (November) Ltd (2066440)	Ordinary shares		100
GGC Leasing (December) Ltd (1868746)	Ordinary shares		100
W L Leasing Ltd (151990)	Ordinary shares		100
ICD Marketing Services Group Ltd (3017048)	Ordinary shares	100	
International Communication & Data Ltd (1714446)	Ordinary shares	100	
John Temple Ltd (1487184)	Ordinary shares	100	
M I Leasing Ltd (1519955)	Ordinary shares	100	
Murphy Electronics Ltd (1089707)	Ordinary shares	100	
Saxon Gate Collections Ltd (1279774)	Ordinary shares	100	
The Great Universal Stores Ltd (2259511)	Ordinary shares	100	
Torbell Investments Ltd (968299)	Ordinary shares	100	
The Witney Mattress, Divan & Quilt Co Ltd (226775)	Ordinary shares	100	
W.L. Explorations Ltd (1506873)	Ordinary shares	100	
W L Nominees Ltd (1046549)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in Northern Ireland	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Hampden Group Ltd (NI 11639)	Ordinary shares		100
Homebase (NI) Ltd (NI 34159)	Ordinary shares		100
Texas Homecare (Northern Ireland) Ltd (NI 11645)	Ordinary shares		100
Texas (NI) Ltd (NI 37564)	Ordinary shares		100

Incorporated in Great Britain Registered in Scotland	Class of shares	Issued Capital held by GUS %	Subsidiaries %
GUS Business Holdings Ltd (SC 201170)	Ordinary shares		100
GUS Catalogue Order Ltd (SC 202754)	Ordinary shares		100
GUS (UK) Holdings 2003 (SC 182041)	Ordinary shares		100
GUS Ventures (2003) Ltd (SC 202507)	Ordinary shares		100
The BizBox.com Ltd (SC 202508)	Ordinary shares		100

* = In liquidation

Countries of Incorporation/Registration other than Great Britain

	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Channel Islands			
Burberry Jersey (No. 1) Ltd (FC 023937)	Ordinary shares		66
Burberry Jersey (No. 2) Ltd (FC 023938)	Ordinary shares		66
Global (Guernsey) Ltd (4624)	Ordinary shares		100
GUS Guernsey Ltd (34560)	Ordinary shares		100
Republic of Ireland			
Argos Distributors (Ireland) Ltd (43174)	Ordinary shares		100
Burberry (Ireland) Investments (378562)	A Ordinary shares of €1		66
	B Ordinary shares of €1		66
Experian Ireland Ltd (273857)	Ordinary shares		100
Experian Marketing Services Ireland Ltd (284100)			
GUS Finance Ireland (275494)	Ordinary shares		100
GUS Investments 2003 Unlimited (368828)	Ordinary shares		100
Homebase House and Garden Centre Ltd (127841)	Ordinary shares		100
Irish Trade Protection Association Ltd (125313)	Ordinary shares		100
Argentina			
Experian Strategic Solutions SA (CUIT 30-68725785-1)	Ordinary shares $10y		100
Australia			
Burberry Pacific Pty Ltd (098 381161)	Ordinary shares of A$1		66
Experian Asia Pacific Pty Ltd (65006980696)	Ordinary shares of A$1		100
Austria			
Experian Oesterreich GmbH (FN 205260 d)	Ordinary shares		100
Belgium			
Burberry (Belgium) SA (Brussels 364.780) *	Shares of BF 1,000		66
Brazil			
Experian Brasil Limitada (03673698/0001-02)	Ordinary shares R$1		100
Bulgaria			
Experian Scorex Bulgaria EAD			100
Canada			
G.U.S. Canada Inc.	Common shares		100
Experian Scorex Inc (301450-9)			100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Denmark			
CustomerWare A/S (26 41 23 74)			100
Experian Holdings Danmark ApS (10 12 58 20)	Ordinary DKK1000		100
Experian Holding A/S (21 62 49 42)	Ordinary DKK1		100
Experian A/S (63 67 09 28)	Ordinary DKK		100
Finland			
Marknadsanalys OY			100
France			
Burberry France SA (B572233864)	Ordinary shares of €15		66
Experian France Courtage SAS (322 576 224)			100
Experian Holding France EURL (421188277)	Ordinary shares of €15		100
Experian SAS (320 217 144)	Ordinary shares of €15		100
Technique et Assistance SA (316 607 506)	Ordinary shares of €15		100
Experian Holding France SA (417 780 822)	Ordinary shares of €15		100
CNTP-Experian SA (340 967 546)	Ordinary shares of €30		66
Experian On Line SAS (352 003 750)	Ordinary shares of €		100
Germany			
Burberry (Deutschland) GmbH (HRB 42579)	Ordinary shares of €		66
Conet Corporate Communication Network GmbH (HRB 60548)	Ordinary shares €		100
Experian Deutschland GmbH (HRB 68461)	Ordinary shares €		100
Experian Deutschland Holdings GmbH (HRB 56929)	Ordinary shares €		100
Hong Kong			
Burberry Asia Holdings Ltd (772266)	Ordinary shares of HK $10		66
Burberry Asia Ltd (771791)	Ordinary shares of HK $10		66
Argos Retail Group (Asia) Ltd (was GUS (Hong Kong) Ltd) (51830)	Ordinary shares of HK$ 10		100
ARG (Asia) Ltd (was Aldercrest Ltd) (237820)	Ordinary shares of HK$ 1		100
ARG (Hong Kong) Ltd (759095)	Ordinary shares of HK$ 2		100
Argos Asia Ltd (was Argos Retail Group (Hong Kong) Ltd) (759047)	Ordinary shares of HK$ 1		100
Argos (Hong Kong) Ltd (759094)	Ordinary shares of HK$ 2		100
Argos Retail Group (Hong Kong) Ltd (was GUS Trading Ltd) (148879)	Ordinary shares of HK$ 1		100
GUS (Asia) Ltd (was Swan International Buying Ltd) (182616)	Ordinary shares of HK$ 1		100
GUS (Hong Kong) Ltd (was GUS Export Ltd) (159300)	Ordinary shares of HK$ 1		100
Homebase Group (Asia) Ltd (931326)	Ordinary shares		100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Italy			
Burberry Italy SRL (12474430159)	Ordinary shares of €0.51		66
Burberry Italy (Rome) SRL (12474430159)	Ordinary shares		66
Experian Data Services srl (13255280151)			66
Experian Holding Italia SRL (04077611004)	Ordinary shares €		100
Experian Scorex Srl (05228101001)	Ordinary shares of €0.52		100
Experian Information Services SpA (06016221001)	Ordinary shares of €10		100
Experian Marketing Services SRL (07692671006)	Ordinary shares of €10,000		100
Japan			
Burberry Japan KK (0199-01-080745)	Shares of stock of JYN50,000		66
Experian Japan KK (0104-01-052410)			100
Korea			
Burberry Korea Ltd (247212)	Shares of Common stock of KWN 10,000		66
Luxembourg			
Experian Luxembourg Sarl (75.756)	Shares of €100		100
GUS Luxembourg Sarl (75.760)	Shares of €100		100
GUS Luxembourg Investments Sarl (75.782)	Shares of €100		66
Burberry Luxembourg (No. 1) Sarl (B88.583)	Shares of €25		66
Burberry Luxembourg (No. 2) Sarl (B88.584)	Shares of €25		66
Burberry Luxembourg (No. 3) Sarl (B88.655)	Shares of €25		66
Burberry Luxembourg (No. 4) Sarl (B97 224)	Shares of €25		66
Burberry Luxembourg (No. 5) Sarl (B97.225)	Shares of €25		66
Burberry Luxembourg Investments Sarl (75.783)	Shares of €100		66
Hampstead International Realty Sarl (40838)	Shares of US$500		66
Malaysia			
Burberry (Malaysia) Sdn.Bhd. (615087 – K)	Ordinary shares of RM1		66
Monaco			
Scorex SAM (B 87 S 02 302)	Ordinary shares €76		100
Netherlands			
Argos BV (1051940)	Ordinary shares		100
Breathe Netherlands BV (34139845) *	Ordinary shares		100
Experian Nederlande BV (30103666)	Ordinary shares		100
Experian Scorex BV (27164650)	Ordinary shares NLG10		100
Scorex BV (24198267)	Ordinary shares		100
Scorex Holdings BV (24279181)	Ordinary shares		100
GUS Holland Holding BV (05019461)	Ordinary shares		100
GUS (Nederland) BV (27109571)	Ordinary shares		100
Transconto BV (05025457)	Ordinary shares		100
Transfair BV (05025428)	Ordinary shares		100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Netherlands (continued)			
Transfair Finance BV (05050735)	Ordinary shares		100
Wehkamp BV (05025359)	Ordinary shares		100
Wehkamp Belgie BV (05048584)	Ordinary shares		100
GUS Europe Holdings BV (5035311)	Ordinary shares		100
GUS Finance BV (32085276)	Ordinary shares		100
GUS Financial Services BV (52001246)	Ordinary shares		100
	Preference shares		100
GUS Holdings BV (32085272)	Ordinary shares		100
GUS International BV (32085240)	Ordinary shares		100
GUS International Holdings BV (BV 622640)	Ordinary shares		100
GUS Investments Cooperatief WA (BV 32101626)	Ordinary shares		100
GUS Ireland Holdings BV (BV 622642)	Ordinary shares		100
GUS Overseas Finance BV (32085274)	Ordinary shares		100
GUS Overseas Holdings BV (30147854)	Participating shares		100
GUS Overseas Investments BV (30147910)	Ordinary shares		100
GUS Treasury Services BV (1054287)	Ordinary shares		100
GUS South Africa BV (05/33595/07)	Ordinary shares		100
GUS US Holdings BV (32079523)	Ordinary shares		100
Plotterweg CV (32085462)	Partnership capital		100
Plotterweg Finance BV (32101794)	Ordinary shares		100
Plotterweg Holdings BV (32090137)	Ordinary shares		100
Plotterweg International BV (3209136)	Ordinary shares		100
Norway			
CreditInform AS (881 917 122)	Ordinary shares NK		100
InfoPartner AS (982 287 049)	Ordinary shares NK		100
MarketInform AS (982 286 964)	Ordinary shares NK		100
RealInform AS (982 287 022)	Ordinary shares NK		100
Secena AS			100
Segmenta AS (965218976)			100
Shanghai			
ARG Procurement Consultancy (Shanghai) Ltd (02200310220009)			100
Singapore			
Burberry (Singapore) Distribution Co Pte Ltd (200 106025Z)	Ordinary shares of S$1		66

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
South Africa			
Experian Bureau (Pty) Ltd (1996/003915/07)	Ordinary shares R1		94
Experian Scorex (Pty) Ltd (1992/005248/07)	Ordinary shares R1		100
Lewis Group Limited (2004/009817/06) **	Ordinary shares R0.01		54
Lewis Stores (Pty) Ltd (1946/023387/07)	Ordinary shares of 50c		54
Barons Furnishers (Pty) Ltd (1962/002138/07)	Ordinary shares of R1		54
Dan Hands Pty Ltd (1950/038562/07)	Ordinary shares of 10c		54
Kingtimm (Pty) Ltd (1995/000750/07)	Ordinary shares of R0.01		54
Lifestyle Living (Pty) Ltd (2002/022355/07)	Ordinary shares of R1		54
Lewis Management Services (Pty) Ltd (incorporated in Botswana) (2001/1426)	Ordinary shares of P1		54
Lewis Management Services (Pty) Ltd (incorporated in Namibia) (2000/427)	Ordinary shares of N$1		54
Lewis Stores (Bophuthatswana) (Pty) Ltd (82/0059)	Ordinary shares of R1		54
Lewis Stores (Botswana) (Pty) Ltd (incorporated in Botswana) (Co 648)	Ordinary shares of P1		54
Lewis Stores (Butterworth) (Pty) Ltd (1988/060275/07)	Ordinary shares of R1		54
Lewis Stores (Lesotho) (Pty) Ltd (79/54) (incorporated in Lesotho)	Ordinary shares of M1		54
Lewis Stores (Mount Frere) (Pty) Ltd (1990/060084/07)	Ordinary shares of R1		54
Lewis Stores (Namibia) (Pty) Ltd (incorporated in Namibia) (70/3648)	Ordinary shares of N$1		54
Lewis Stores (Swaziland) (Pty) Ltd (19/1972)	Ordinary shares of E1		54
Lewis Stores (Transkei) (Pty) Ltd (1978/0601/179/07)	Ordinary shares of R1		54
Lewis Stores (Umzimkulu) (Pty) Ltd (1990/060085/07)	Ordinary shares of R1		54
Lewis Stores (Venda) (Pty) Ltd (1987/080063/07)	Ordinary shares of R1		54
M. Lewis Estates (Kenilworth) (Pty) Ltd (1946/022321/07)	Ordinary shares of R2		54
M. Lewis Estates (Queenstown) (Pty) Ltd (1948/032329/07)	Ordinary shares of R2		54
M. Lewis Estates (Randfontein) (Pty) Ltd (1937/009930/07)	A shares of R2 Ordinary shares of R2		54
Monarch Insurance Co. Ltd (1994/093920/06)	Shares of 1c		54
Lewis Stores Dbn Investments (Pty) Ltd	Ordinary shares of R2		54

** GUS placed its remaining 54% holding in Lewis Group in May 2005 and that company and its subsidiaries ceased to be part of the GUS group at that point.

* = In liquidation

Countries of Incorporation		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Spain				
Burberry (Spain) Holdings SL (B-62371208)		Shares of €1		66
Burberry (Spain) SA (A-08184905)		Ordinary shares of € 6.01		66
Burberry (Spain) Retail SL (B-62718242)		Ordinary shares of €1		66
Merceder y Casadevall SA (A-08159741)		Ordinary shares of € 6.01		66
Experian Bureau de Credito SA (A82120601)		Ordinary shares		75
Experian Holdings Espana SA (A82339524)		Ordinary shares		100
Experian Marketing Services Spain SL (M-237195)		Ordinary shares		100
Experian Scorex SRL (ESB 80985278)		Ordinary shares €6.01		100
Sweden				
Marknadsanalys AB (556459-3068)				100
Switzerland				
Burberry (Suisse) SA (CH660 1821998-3)		Ordinary shares of SF 1,000		66
Great Universal Stores (Europe) AG (CH.160.3.000.684-4)	*	Bearer shares of SF 1,000		100
GUS Geneva SA (299022)	*	Ordinary shares of SF 1		100
Proforex SA		Ordinary shares of SF 1		100
Taiwan				
Burberry (Taiwan) Co., Ltd (27738002)		Ordinary Shares		66

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
United States of America			
Burberry companies:			
Burberry USA Holdings Inc (3693838)	Shares of Common stock of US$1		66
Burberry North America Inc (98-0054237)	Common stock of $1,000		66
Burberry Realty, Inc (13-3193917)	Common stock of no par value		66
Burberry US LLC (26-006711)	Class A and Class B shares		66
Burberry Ltd (13-2673527)	Class X and Class Y common stock		66
Burberry (Wholesale) Ltd (13-2683734)	Class X and Class Y common stock		66
			66
Hampstead Holdings Corporation (133812609)	Common stock of $1		66
Hampstead Properties Inc (133817952)	Common stock of $1		66
Experian companies:			
Affiliate Fuel Corp. (20-2572746)	Common stock		100
AutoCheck (New) LLC	Common stock		100
AutoCount Inc (59-3522237)	Common stock		100
Cheetahmail Inc (13-4055805)	Common stock		100
Consumerinfo.com Inc (954465932)	Common stock		100
	Preferred A & B stock		100
Direct Marketing Technology Inc (36-3134263)	Common stock		100
Experian North America (13-3980063)	Common stock		100
Experian Holdings Inc (13-3940459)	Class A & B Common stock		100
	Preferred stock		100
Experian Affiliate Acquisition, LLC			100
Experian Asset Management Inc (91-2047201)	Common stock		100
Experian eMarketing Inc (84-1359618)	Common stock		100
Experian Fraud Prevention Solutions Inc. (52-2265014)	Common stock		100
Experian Information Solutions Inc (31-1343192)	Common stock		100
Experian Investment Holdings Inc (88-0446304)	Common stock		100
Experian Marketing Solutions Inc (13-3015410)	Common stock		100
Experian Mortgage Reporting LLC			100
Experian Services Corporation Inc (33-0796737)	Common stock		100
LIM Holdings, Inc (86-1134138)	Common stock		100
Lombard Information Resources Inc (36-4034146)	Common stock		100
Marketswitch Corporation (54-1833189)	Common stock		100
MetaReward Inc (77-0523273)	Common stock		100
Simmons Market Research Bureau, Inc (13-2948721)	Common stock and Preferred A stock		100
Symmetrical Resources, Inc (65-0813795)	Class A & B Common stock		100

* = In liquidation

82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

19 September 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 0 4 2005
WASH. D.C.
186

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2421		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,290		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.757		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	05	09	2005
To			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1055		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	653.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,933	1,441	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.755	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	76,549	163	137
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares allotted	Number allotted
Address	C/O Sharedealing Services, The Causeway, Worthing, West Sussex.	Ordinary	47,022
UK Postcode	BN99 6DA		
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	72
UK Postcode	EC2R 7ANN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	29,755
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 19 September 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works	
5 Union Street Manchester M12 4JD	
Tel: 0870 836 4064	Facsimile: 0870 836 4056
DX number	DX exchange

GUS plc
Attachment to Form 88(2) dated 19 September2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	PAUL SIMON	BEACROFT	81 ELMETE ROAD	CASTLEFORD	WEST YORKSHIRE		WF10 2NH	145
MS	BAHAR	BOSTANCIOGLU	72 THE LARCHES	PALMERS GREEN	LONDON		N13 5AX	72
MRS	CAROL A	BOSTOCK	21 HEATH RD	WIDNES	CHESHIRE		WA8 7NQ	145
MR	MARTIN WESLEY	BRADFIELD	126 HOCKCLIFFE ROAD	LEIGHTON BUZZARD	BEDFORDSHIRE		LU7 8JU	478
MR	ROBERT BRIAN	BRATLEY	35 BLUECOAT CLOSE	BERRYMEDE	NOTTINGHAM	NOTTINGHAMSHIRE	NG1 4DP	581
MR	HOWARD AUSTIN	BRAZIER	32 WAPPENHAM ROAD	HELMDON	BRACKLEY	NORTHAMPTONSHIRE	NN13 5QA	726
MS	KAREN	BUCK	28 CRAVEN GARDENS	BARKING	ESSEX		IG11 OBN	203
MISS	GILLIAN	BUCKLEY	7 MARDALE AVENUE	THORNHAM	ROYTON	OLDHAM	OL2 6UT	181
MR	KEVIN JAMES	BURGESS	2 PANFIELDS	BASILDON	ESSEX		SS15 6QF	290
MRS	SUNJIT	CHANA	32 WHEATGRASS ROAD	CHILWELL	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 4JN	726
MRS	VALERIE	CLARKE	HOLLYBROOK HOUSE	LONGACRE ROAD	NEWBURY	BERKSHIRE	RG14 6DZ	100
MR	ALAN MARTIN	CLAY	134 BLAKE ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 5JZ	726
MRS	TRACEY LOUISE	CLAY	134 BLAKE ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 5JZ	726
MR	DEREK	COOKE	17 FESTIVAL PARK DRIVE	FESTIVAL PARK	GATESHEAD	TYNE AND WEAR	NE11 9TU	145
MRS	KAREN LESLY	COX	218 HILLSIDE ROAD	HASTINGS	EAST SUSSEX		TN34 2QT	145
MR	PETER JOHN	DUNN	50 BARBARA SQUARE	HUCKNALL	NOTTINGHAM	NOTTINGHAMSHIRE	NG15 8AQ	217
MRS	HAZEL PAMELA	DYSON	9 NENE CLOSE	NEWPORT PAGNELL	BUCKINGHAMSHIRE		MK16 9DE	181
MR	IAN	ENNETT	23 FALLOWFIELD	WELWYN GARDEN CITY	HERTFORDSHIRE		AL7 1EE	145
MRS	SUSAN	FABER	56 WEALD DRIVE	FURNACE GREEN	CRAWLEY	WEST SUSSEX	RH10 6PX	72
MR	GORDON	FAREY	102 NEWLAND AVENUE	CUDWORTH	BARNSLEY	SOUTH YORKSHIRE	S72 8XB	581
MS	ELAINE	FISHER	2 HACKPEN VIEW	ASHILL	CULLOMPTON	DEVON	EX15 3NH	85
MR	MATHEW BENJAMIN	GAPP	25 HAMMERSMITH CLOSE	NUTHALL	NOTTINGHAM	NOTTINGHAMSHIRE	NG16 1PZ	363
MR	PETER KINGSLEY	GILES	7 BOUNDARY CRESCENT	STONY STRATFORD	MILTON KEYNES	BUCKINGHAMSHIRE	MK11 1DE	1,017
MRS	CAROL DAWN	HAMBLIN	13 STAFFORD ROAD	BRIDGEWATER	SOMERSET		TA6 5PQ	799
MR	SIMON EDWIN	HAMM	9 CHERWELL ROAD	BARROW UPON SOAR	LOUGHBOROUGH	LEICESTERSHIRE	LE12 8LF	72
MR	B	HANCOCK	17 GLEDHOW DRIVE	OXENHOPE	KEIGHLEY	WEST YORKSHIRE	BD22 9SA	653
MRS	PAMELA ELIZABETH	HARPER	FLAT 1	52 ONSLOW SQUARE	LONDON		SW7 3NX	726
MRS	DIANE	HOWELLS	34 ELMSWOOD GARDENS	SHERWOOD	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 4AW	217
MRS	JEAN	IVES	25 GREEN ACRES	DURKAR	WAKEFIELD	WEST YORKSHIRE	WF4 3BG	1,089
MR	STUART JOHN	JACK	37 MONCKTON DRIVE	TOWNVILLE	CASTLEFORD	WEST YORKSHIRE	WF10 3HT	726
MR	GRAHAM	JENKINS	26 GAVESTON DRIVE	BERKHAMPSTEAD	HERTFORDSHIRE		HP4 1JF	726
MRS	SNEH LATA	KANWAR	7 LOCKHART AVENUE	COLCHESTER	ESSEX		CO3 3QU	290
MISS	NATALIE JANE	KING	23 HERBERT GARDENS	TOWCESTER	NORTHAMPTONSHIRE		NN12 7BB	1,453
MRS	OLGA MARIA	KRYWYJ	11 ASPLEY PARK DRIVE	ASPLEY	NOTTINGHAM	NOTTINGHAMSHIRE	NG8 3EA	363
MR	ADAM	LESLIE	23 FERNLEA ROAD	BALHAM	LONDON		SW12 9RT	762
MRS	CHRISTINE EILEEN	MCGURK	4 RUSHMERE ROAD	RUSHMERE	NORTHAMPTON	NORTHAMPTONSHIRE	NN1 5RY	181
MR	RICHARD IAN	MCTAGGART	CHEDDLETON HOUSE	39 THORPEVILLE	MOUTON	NORTHAMPTON	NN3 7TS	544
MR	JEFFREY CHARLES	MOLES	20 SELBOURNE ROAD	SOUTH BENFLEET	ESSEX		SS7 4AL	435

GUS plc

Attachment to Form 88(2) dated 19 September2005

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	CHRIS ALAN	MOORE	26 SPENCER STREET	NORWICH	NORFOLK		NR3 4PA	363
MISS	VICTORIA ANNE	NEVILL	312 WESTDALE LANE	MAPPERLEY	NOTTINGHAM	NOTTINGHAMSHIRE	NG3 6EU	363
MR	PETER	NORBURY	7 FENTON CLOSE	SOUTH KIRKBY	PONTEFRACT	WEST YORKSHIRE	WF9 3SL	581
MR	JUSTIN MICHAEL	O'CONNELL	88 MILLGREEN	PILSEA	BASILDON	ESSEX	SS13 3PB	290
MR	R	RAFTER	28 BRECON ROAD	LONDON			W6 8PU	1,816
MRS	RACHEL LOUISE	RANDLESOME	32 WAPPENHAM ROAD	HELMDON	BRACKLEY	NORTHAMPTONSHIRE	NN13 5QA	363
MISS	REKHA	RAWAL	18 NORTHWICK PARK ROAD	HARROW	MIDDLESEX		HA1 2NU	726
MR	ANDREW BRYAN	SMITH	12 TROUTBECK CRESCENT	BRAMCOTE	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 3BP	726
MRS	JACQUELINE ROSEMARY	SMITH	4 SEVERN ROAD	FARNBOROUGH	HAMPSHIRE		GU14 9NQ	290
MR	PAUL ANTHONY	SPEIGHT	4 LION D'ANGERS	WIVELISCOMBE	TAUNTON	SOMERSET	TA4 2PN	217
MRS	ANISHA	TAILOR	2 THE HYTHE	TWO MILE ASH	MILTON KEYNES	BUCKINGHAMSHIRE	MK8 8PB	1,816
MR	SHAUN	THOMAS	1 OAKRIDGE ROAD	CHAIRBOROUGH ROAD	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP12 3JD	217
MR	PETER DESMOND	TIDBALL	2 SEDGEMOOR ROAD	BRIDGWATER	SOMERSET		TA6 5NL	363
MRS	DEBRA	WALKER	25 MAYORS WALK	TOWNVILLE	CASTLEFORD	WEST YORKSHIRE	WF10 3QY	145
MRS	SARAH ELISABETH	WATTLEY	19 ALBERT AVENUE	CARLTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 1HN	217
MR	DONALD JAMES	WHITE	16 OXFORD RD	LITTLEMORE	OXFORD	OXFORDSHIRE	OX4 4PE	1,816
MR	MARK	WONNACOTT	8 PLEASANT STREET	ROCHDALE	LANCASHIRE		OL11 3BE	544
MR	ANTHONY R	WYNN	203 ALWYN ROAD	BILTON	RUGBY	WARWICKSHIRE	CV22 7RD	1,816
								29,755

82-5017

GUS

Ref: PGC/blannt210905

21 September 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach seven Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 015807

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 8 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 08.03.05 to 07.09.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	157,482 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	42,518 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,019,597,749 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 118149

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 9 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 09.03.05 to 08.09.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,019,597,749 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: [signature]

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 529943

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 13 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 13.03.05 to 12.09.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,019,597,749 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 919965

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 14 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 14.03.05 to 13.09.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,019,597,749 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 663421

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 16 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 16.03.05 to 15.09.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,019,597,749 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 600845

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 17 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 17.03.05 to 16.09.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,019,597,749 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 478394

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 20 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 20.03.05 to 19.09.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,019,597,749 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: